May 13, 2005

Room 4561

Laurence Stephenson
Principal Financial Officer, President and Director
Tylerstone Ventures Corporation
1136 Martin Street
White Rock, British Columbia
Canada, V4B 3V9

RE:	Tylerstone Ventures Corporation
      Amendment No. 2 to Form SB-2
      File No. 333-121660
      Filed on April 19, 2005

Dear Mr. Stephenson:

      We have reviewed the filing referenced above and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      For purposes of this comment letter, we refer to the pagination, paragraphs, sentence and line numbers as displayed by the marked courtesy copy version of your amended Form SB-2 filed on April
19, 2005.

FORM SB-2

Risk Factors, page 3

1.	Consistent with prior comment 5, the first risk factor on
page 3
should be revised to unambiguously state that the company lacks sufficient funds to finance any future operations. Stating that "the company may not have adequate funds to conduct its operations" significantly understates the urgency of the company`s needs for capital. As previously requested, in this risk factor and in the liquidity and capital resources section of management`s discussion, state the minimum amount of funds that are needed to finance your proposed business plan for a period of at least 12 months from the
date of the prospectus.   In light of your supplemental response
to
prior comment 5, and the information you provide in the second risk at page 10, please also indicate the portion of the proposed offering that needs to be completed to ensure you will have sufficient offering proceeds to finance operations for a minimum of 12 months from the date of the prospectus.

2.	You continue to present the risk factor section segmented
into
three distinct classes of risks: liquidity, exploration and management/company. Please consider whether this presentation most effectively informs shareholders about the risks that are the most significant to them and that management considers most important. The existing presentation obscures significant risks, such as the
second risk on page 10.   Please consider reorganizing the section
to
highlight the most significant risks and thereby enhance the likelihood that critical information will be communicated to investors in an accessible fashion.

Item 19. Certain Relationships and Related Transactions, page 43

3.	Please revise to describe the events or understandings that
led
to the transfer of 750,000 shares of restricted common stock from Fred Hawkins to "his three directors, Laurence Stephenson, Louis
Murphy and Edward Skoda. . . ."   Specifically, clarify the
business
purpose of this transfer beyond "giv[ing] them [the directors] an incentive to become actively involved in the affairs of the Company."
On a supplemental basis with a view toward disclosure, please tell us whether there were any formal agreements or informal understandings that Mr. Hawkins would receive shares or other compensation from the
Company in return for this transfer of shares.

4.	Further, supplementally please tell us what consideration was given to recording this transaction as a contribution of capital by the principal shareholder and compensation expense of the company. Refer to SAB Topic 5:T.

Exhibit 5 - Legal Opinion filed 12-27-2004

5.	We note last sentence of the third paragraph of your opinion refers to the corporate laws of the State of Delaware. Please have counsel supplementally confirm that the reference to the corporate laws of the State of Delaware also encompasses other statutes of Delaware, the Delaware Constitution and reported judicial decisions interpreting those laws.


*   *   *

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Brent Watson at (202) 551-3483 or Brad
Skinner,
Branch Chief, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Neil Miller at (202) 551-3442 for all other questions.
If you thereafter require additional assistance, you may call me at
(202) 551-3462 or Barbara C. Jacobs, Assistant Director, at (202)
551-3730.



      Sincerely,



      Mark P. Shuman
      Branch Chief-Legal


cc: 	Daniel B. Eng, Esq.
      Bartel Eng & Schroder
      (via facsimile (916) 442-0400)

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Tylerstone Ventures Corporation
May 13, 2005
Page 1